Exhibit 99.2

ALPS GROUP INC

Statement of Financial Position as at 30 September 2025

(Unaudited)

		2025	2024
		(Unaudited)	(Unaudited)
	Note	USD	USD

ASSETS
Current Assets
Cash on hand, representing total asset		1	1

EQUITY AND LIABILITIES
Capital and Reserves
Share capital	5	1	1
Accumulated losses		(27,536)	(4,303)

Capital Deficiency		(27,535)	(4,302)

Current Liabilities
Other payable and accrued expense, representing total liabilities	6	27,536	4,303

Total Equity and Liabilities		1	1

The accompanying notes are an integral part of these unaudited financial statements.

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ALPS GROUP INC

Statement of Profit or Loss and Other Comprehensive Income

For the Six Months ended 30 September 2025

(Unaudited)

		2025	2024
		(Unaudited)	(Unaudited)
	Note	USD	USD

Revenue		-	-
Other operating expenses		(9,033)	(4,303)

Loss before tax	7	(9,033)	(4,303)
Income tax expense

Loss for the financial period and total comprehensive loss for the financial period		(9,033)	(4,303)

The accompanying notes are an integral part of these unaudited financial statements.

2

ALPS GROUP INC

Statement of Changes in Equity

For the Six Months ended 30 September 2025

(Unaudited)

		Share capital	Distributable reserve - Accumulated losses	Total equity / (Capital deficiencies)
	Note	USD	USD	USD

As at 1 April 2024		1	-	1

Loss for the financial period, representing total comprehensive loss for the financial period		-	(4,303)	(4,303)

As at 30 September 2024		1	(4,303)	(4,302)

As at 1 April 2025		1	(18,503)	(18,502)

Loss for the financial period, representing total comprehensive loss for the financial period		-	(9,033)	(9,033)

As at 30 September 2025		1	(27,536)	(27,535)

The accompanying notes are an integral part of these unaudited financial statements.

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ALPS GROUP INC

Statement of Cash Flows

For the Six Months ended 30 September 2025

(Unaudited)

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

CASH FLOWS USED IN OPERATING ACTIVITIES
Loss before tax	(9,033)	(6,303)

Changes in working capital:
Increase in:
Other payables and accruals	9,033	6,303

Net Cash Used In Operating Activities	-	-

NET MOVEMENT IN CASH AND CASH EQUIVALENTS	-	-

CASH AND CASH EQUIVALENTS AT BEGINNING OF FINANCIAL PERIOD	1	1

CASH AND CASH EQUIVALENTS AT END OF FINANCIAL PERIOD	1	1

The accompanying notes are an integral part of these unaudited financial statements.

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NOTES TO THE FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2025

1. Corporate Information

Business Description

ALPS Group Inc (formerly known as ALPS Global Holding Pubco) (the “Company”) is a private limited liability company incorporated and domiciled in Cayman Islands. The registered office of the Company is located at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands.

The Company is principally engaged in the business of investment holding.

2. Basis of Presentation

Statement of Compliance

The financial statements of the Company have been prepared in accordance with in accordance with International Accounting Standards (“IAS”) and International Financial Reporting Standard (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Adoption of amendments to IAS and IFRS

During the financial period, the Company adopted the following applicable amendments to IAS issued by IASB:

Amendments to IAS21	Lack of Exchangeability

The adoption of these amendments to standards did not have any significant impact on the financial statements of the Company.

New IFRS and amendments to IAS and IFRSs issued but not yet effective

The Company has not applied the following new IFRS and amendments to IAS and IFRS that have been issued by the IASB but are not yet effective for the Company.

Effective dates for financial periods beginning on or after

Revised IFRS Practice Statement 1	Management Commentary	23 June 2025
Amendments to IFRS 9 and IFRS 7	Amendments to the Classification and Measurement of Financial Instruments	1 January 2026
Amendments to IFRS 9 and IFRS 7	Contracts Referencing Nature-dependent Electricity	1 January 2026
Amendments to IFRS 10, IFRS 9, IFRS 1, IAS 7, IFRS 7	Annual Improvements to IFRS Accounting Standards - Volume 11	1 January 2026
IFRS 18	Presentation and Disclosure in Financial Statements	1 January 2027
IFRS 19	Subsidiaries without Public Accountability: Disclosures	1 January 2027
Amendments to IFRS 10 and IAS 28	Sales or Contribution of between an Investor and its Associate or Joint Venture	Deferred until further notice

The directors anticipate that the abovementioned new IFRS and amendments to IAS and IFRS will be adopted in the annual financial statements of the Company when they become effective.

The initial application of the above-mentioned new IFRS and amendments to IAS and IFRS are not expected to have any significant impacts on the financial statements of the Company except as disclosed below.

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2. Basis of Presentation (Cont’d)

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 will replace IAS 1 Presentation of Financial Statements. It preserves the majority requirements of IAS 1 while introducing additional requirements. In addition, narrow-scope amendments have been made to IAS 7 Statement of Cash Flows and some requirements of IAS 1 have been moved to IAS 8 Basis of Preparation of Financial Statements.

IFRS 18 additional requirements are as follows:

(i)	Statement of Profit or Loss and Other Comprehensive Income

IFRS 18 introduces newly defined “operating profit or loss” and “profit or loss before financing and income tax” subtotal which are to be presented in the statement of profit or loss, while the net profit or loss remains unchanged. Statement of profit or loss to be presented in five categories: operating, investing, financing, income taxes and discontinued operations.

(ii)	Statement of Cash Flows

The standard modifies the starting point for calculating cash flows from operations using the indirect method, shifting from “profit or loss” to “operating profit or loss”. It also provides guidance on classification of interest and dividend in statement of cash flows.

(iii)	New disclosures of expenses by nature

Entities are required to present expenses in the operating category by nature, function or a mix of both. IFRS 18 includes guidance for entities to assess and determine which approach is most appropriate based on the facts and circumstances.

(iv)	Management-defined Performance Measures (MPMs)

The standard requires disclosure of explanations of the entity’s company-specific measures that are related to the statement of profit or loss, referred to MPMs. MPMs are required to be reconciled to the most similar specified subtotal in IFRS Accounting Standards.

(v)	Enhanced Guidance on Aggregation and Disaggregation

IFRS 18 provides enhanced guidance on grouping items based on shared characteristics and requires disaggregation when items have dissimilar characteristics or when such disaggregation is material.

The potential impact of the new standard on the financial statements of the Company has yet to be assessed.

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3. Material Accounting Policy Information

Basis of accounting

The financial statements of the Company have been prepared under the historical cost unless otherwise indicated in the accounting policy information below.

Functional and presentation currency

These financial statements are presented in United Stated Dollar (“USD”), which is the Company’s functional currency. All financial information is presented in USD.

Financial instruments

Financial assets and financial liabilities are recognised in the Company’s statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognised immediately in profit or loss.

Financial assets

All regular way purchases or sales of financial assets are recognised and derecognised on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace.

All recognised financial assets are measured subsequently in their entirety at either amortised cost or fair value, depending on the classification of the financial assets.

Classification of financial assets

Debt instruments that meet the following conditions are measured subsequently at amortised cost:

●	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Debt instruments that meet the following conditions are measured subsequently at fair value through other comprehensive income (“FVTOCI”):

●	the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling the financial assets; and

●	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

By default, all other financial assets are measured subsequently at fair value through profit or loss (“FVTPL”).

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3. Material Accounting Policy Information (Cont’d)

Despite the foregoing, the Company may make the following irrevocable election/designation at initial recognition of a financial asset:

●	the Company may irrevocably elect to present subsequent changes in fair value of an equity investment in other comprehensive income if certain criteria are met; and

●	the Company may irrevocably designate a debt instrument that meets the amortised cost or FVTOCI criteria as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch (see (ii) below).

(i)	Amortised cost and effective interest method

The effective interest method is a method of calculating the amortised cost of a debt instrument and of allocating interest income over the relevant period.

For financial assets other than purchased or originated credit-impaired financial assets (i.e. assets that are credit-impaired on initial recognition), the effective interest rate is the rate that exactly discounts estimated future cash receipts (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) excluding expected credit losses, through the expected life of the debt instrument, or, where appropriate, a shorter period, to the gross carrying amount of the debt instrument on initial recognition. For purchased or originated credit-impaired financial assets, a credit-adjusted effective interest rate is calculated by discounting the estimated future cash flows, including expected credit losses, to the amortised cost of the debt instrument on initial recognition.

The amortised cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortisation using the effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. The gross carrying amount of a financial asset is the amortised cost of a financial asset before adjusting for any loss allowance.

Interest income is recognised using the effective interest method for debt instruments measured subsequently at amortised cost and at FVTOCI. For financial assets other than purchased or originated credit-impaired financial assets, interest income is calculated by applying the effective interest rate to the gross carrying amount of a financial asset, except for financial assets that have subsequently become credit-impaired (see below). For financial assets that have subsequently become credit-impaired, interest income is recognised by applying the effective interest rate to the amortised cost of the financial asset. If, in subsequent reporting periods, the credit risk on the credit-impaired financial instrument improves so that the financial asset is no longer credit-impaired, interest income is recognised by applying the effective interest rate to the gross carrying amount of the financial asset.

For purchased or originated credit-impaired financial assets, the Company recognises interest income by applying the credit-adjusted effective interest rate to the amortised cost of the financial asset from initial recognition. The calculation does not revert to the gross basis even if the credit risk of the financial asset subsequently improves so that the financial asset is no longer credit-impaired.

(ii)	Financial assets at FVTPL

Financial assets that do not meet the criteria for being measured at amortised cost or FVTOCI are measured at FVTPL. Specifically:

●	Investments in equity instruments are classified as at FVTPL, unless the Company designates an equity investment that is neither held for trading nor a contingent consideration arising from a business combination as at FVTOCI on initial recognition.

●	Financial assets that do not meet the amortised cost criteria or the FVTOCI criteria are classified as at FVTPL. In addition, debt instruments that meet either the amortised cost criteria or the FVTOCI criteria may be designated as at FVTPL upon initial recognition if such designation eliminates or significantly reduces a measurement or recognition inconsistency (so called “accounting mismatch”) that would arise from measuring assets or liabilities or recognising the gains and losses on them on different bases. The Company has designated investment in quoted unit trust and other investment as at FVTPL.

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3. Material Accounting Policy Information (Cont’d)

Financial assets at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognised in profit or loss to the extent they are not part of a designated hedging relationship. The net gain or loss from other financial assets are recognised in profit or loss includes any dividend or interest earned on the financial asset and is included in the “other operating income” or “other operating expenses” line item.

Financial liabilities

All financial liabilities are measured subsequently at amortised cost using the effective interest method.

Financial liabilities measured subsequently at amortised cost

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination, (ii) held-for-trading, or (iii) designated as at FVTPL, are measured subsequently at amortised cost using the effective interest method.

The effective interest method is a method of calculating the amortised cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortised cost of a financial liability.

Statement of cash flow

The Company adopt the indirect method in the preparation of the statement of cash flow.

For the purpose of the statement of cash flows, cash and cash equivalents are cash on hand.

4. Critical accounting judgements and key sources of estimation uncertainty

Directors have used estimates and assumptions in measuring the reported amounts of assets and liabilities at the end of the reporting period and the reported amounts of expenses during the reporting period. Judgements and assumptions are applied in the measurement, and hence, the actual results may not coincide with the report amounts.

(a)	Critical judgements in applying the Company’s accounting policies

In the process of applying the Company’s accounting policies, the directors are of the opinion that there are no instances of application of judgements which are expected to have a significant effect on the amounts recognised in the financial statements.

(b)	Key sources of estimation uncertainty

Directors believe that there are no key assumptions made concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next reporting period.

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5. Share capital

	Number of ordinary shares		Amount
	2025	2024	2025	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Units	Units	USD	USD

Issued and fully paid:
Ordinary shares	1	1	1	1

6. Other payables and accrued expenses

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Other payable	8,533	4,303
Accrued expense	500	2,000

	9,033	6,303

7. Loss before tax

Loss before tax for the financial period is arrived at after charging:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD

Auditors’ remuneration	500	2,000
Professional fee	8,533	-
Incorporation expenses	-	4,303

8. Financial instrument

The following table analyses the financial assets and liabilities in the statement of financial position by the class of financial instruments to which they are assigned, and therefore by the measurement basis:

	2025	2024
	(Unaudited)	(Unaudited)
	USD	USD
Financial assets
At amortised cost
Cash on hand	1	1
Financial liabilities
At amortised cost
Other payable and accrued expense	9,033	6,303

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8. Financial instrument (Cont’d)

Financial risk management objectives and policies

The Company is exposed to financial risk arising from its operations and the use of financial instruments. The key financial risk is liquidity risk.

The following sections provide details regarding the Company’s exposure to the above-mentioned financial risks and the objectives, policies and processes for the management of the risk.

Liquidity risk

Liquidity risk is the risk that the Company encounters difficulty in meeting its obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from other payables.

The Company’s funding requirements and liquidity risk are managed with the objective of meeting business obligations on a timely basis. The Company manages liquidity risk by maintaining adequate reserves and banking facilities by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

All financial liabilities of the Company are assessed as current and correspondingly, no detailed maturity analysis is deemed necessary.

Fair values of financial instruments

The carrying amounts of short-term payable and cash and cash equivalents approximate their fair value due to the relatively short-term nature of these financial instruments and insignificant impact of discounting.

9. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The Company monitors capital on the basis of its business and operating requirements.

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